U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JAMES E. CASEY, JR. MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, JOHN SELLEN, JOHN M. BRENNAN, PAMELA HARRISON, LOUIS MIANO, JOHN A. PARENTE, ROBERT A. REHM, JOSEPH
    A. RISTUCCIA, JOANNE JACOBSON, RICHARD S. KNAPP AND THOMAS J. SISTI

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

Board of Directors                                              April 2, 2004
C. William Jones
President                DEAR FELLOW VERIZON SHAREHOLDER:
(410) 770-9485
                         We urge you to VOTE FOR two important shareholder
Office Manager           resolutions on Verizon's proxy card for the upcoming
Christina M. Kruger      Annual Meeting on April 28 in Richmond, Virginia.
(631) 367-3067
                             WE URGE YOU TO VOTE YOUR PROXY FOR PROPOSAL 7
Board of Directors             SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS)
                                AND FOR PROPOSAL 4 (BOARD INDEPENDENCE)
John M. Brennan
Chairman of the Board    - SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPS):
(201) 666-8174           ITEM NO. 7 ASKS THE BOARD TO SEEK SHAREHOLDER APPROVAL
                         FOR FUTURE SERPS THAT PROVIDE EXTRAORDINARY BENEFITS
Michael S. Kucklinca     FOR SENIOR EXECUTIVES UNDER VERIZON'S NON-QUALIFIED
Executive Vice President INCOME DEFERRAL PLAN.  THE BOARD WOULD RETAIN THE
(516) 741-2424           OPTION TO SEEK SHAREHOLDER RATIFICATION AFTER THE
                         MATERIAL TERMS OF AN EXECUTIVE'S EMPLOYMENT ARE AGREED
Eileen T. Lawrence       UPON.
Treasurer
(718) 229-6078           Verizon makes large and guaranteed retirement
                         contributions on behalf of certain senior executives
John Sellen              that far exceed the benefit formulas that apply either
Secretary                to employees or to managers under the Company's rank-
(201) 261-1454           and-file pension plan.  Verizon's executive officers
                         receive supplemental compensation equal to 32 of their
Vice-Presidents          combined base salary plus bonus (for every dollar above
James E. Casey, Jr.      $200,000) for the first 20 years they participate in
(540) 439-9568           the plan.

Louis Miano	             As a result, SENIOR EXECUTIVE OFFICERS ARE GUARANTEED
(781) 444-8080           NON-QUALIFIED PENSION CONTRIBUTIONS NEARLY AS LARGE AS
                         THEIR ANNUAL BASE SALARY.  For example, in 2002, CEO
John A. Parente          Ivan Seidenberg garnered $1.4 million, equivalent to
(518) 372-0526           92% of his base salary, upping his supplemental
                         pension account to $10.8 million.  Former Chairman
Robert A. Rehm           Charles Lee received a nearly $1.8 million
(516) 827-0801           contribution, boosting his IDP balance to $27.3
                         million.
Joseph A. Ristuccia
(631) 654-1111           In addition to the substantial cost of this benefit,
                         we believe the plan design creates questionable
Directors                incentives.  These SERP CONTRIBUTIONS ARE GUARANTEED,
Pamela M. Harrison       NOT PERFORMANCE-BASED, and therefore do nothing in our
(845) 225-6497           view to align management incentives with long-term
                         shareholder interests.  This proposal will encourage
Joanne Jacobsen          more reasonable SERP formulas for future agreements
(978) 777-6292           with top senior executives.

Richard S. Knapp         Last year a resolution seeking shareholder approval of
(914) 770-6292           future "golden parachute" severance agreements received
                         the support of 59% of the shares voted and was adopted
Thomas J. Sisti          by Verizon's Board.  We believe the future award of
(201) 794-6494           extraordinary non-tax-qualified pension benefits
                         should likewise be submitted for shareholder approval, as part of a "checks and balances" system to ensure reasonable SERP formulas for future agreements.

                         - BOARD COMPOSITION: ITEM NO. 4 URGES THE BOARD TO NOMINATE DIRECTIONS SUCH THAT, IF ELECTED, A TWO-THIRDS MAJORITY OF DIRECTORS WOULD BE TRULY INDEPENDENT. PROPONENTS PROPOSE A DEFINITION OF "INDEPENDENT" COMPARABLE TO THE STANDARD ADOPTED BY THE COUNCIL OF INSTITUTIONAL INVESTORS.

                         At least six of the 11 Verizon directors nominated on the 2004 proxy have what we view as material financial relationships with the Company or its officers, directly or through their firms. In addition to CEO Seidenberg, we believe that at least five outside directors are non-independent due to board interlocks, or because their own employer receives substantial grants, fees, or business from the Company, or did in the very near past.

                         - Richard Carrion is the CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone, in which Verizon owns a majority share.

                         - Robert Storey is partner in a firm providing legal services to Verizon.

                         - Joseph Neubauer is Executive Chairman and former CEO of ARAMARK, where Verizon President Lawrence Babbio participated in setting his compensation until last year as a member of the board compensation committee. Verizon's Board finds him non-independent (see 2004 proxy, page 3).

                         - Hugh Price was, until last year, CEO of a nonprofit that received millions of dollars in grants from Verizon and included Verizon CEO Seidenberg on its governing board (Seidenberg has since left the board).

                         - Sandra Moose, until year-end 2003 was Senior Vice President of a firm paid at least $3.5 million for consulting services since 2000.

                         A more independent board is particularly needed at Verizon. The Corporate Library rated Verizon's Board as one of the "ten worst" among 1,700 U.S. companies in its 2003 Board Effectiveness Ratings, stating that "the contracts and compensation policy for both Seidenberg and former co-CEO Lee contain virtually every example of excess and lack of control that could be found at a U.S. corporation, as well as a few that can be found nowhere else.

                         Although the Company argues that a substantial majority of the board is "independent" under the NYSE's new minimum standard, we believe that outside directors should not be considered independent when they have non-trivial financial relationships with the Company, or its officers, different from shareholders generally. By voting for this proposal, we believe shareholders send a message that an independent director is a person whose directorship constitutes his or her only connection to the corporation.

                         I hope that you will join me and VOTE YOUR SHARES FOR PROXY ITEMS 4 AND 7.

                                                  Sincerely yours,



                                                  C. William Jones
                              President & Executive Director, Association of BellTel Retirees Inc.

                         THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE ASSOCIATION OF BELLTEL RETIREES INC. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.